Exhibit 99.1 Press release

WiLAN Acquires Industrial Automation Technology

OTTAWA, Canada – May 28, 2015 – WiLAN (TSX:WIN) (NASD:WILN) announced that its wholly-owned subsidiary, Automation Middleware Solutions, Inc., has acquired a portfolio of patented technology that relates to the automation of industrial facilities, including manufacturing plants and refineries.

WiLAN has entered into a licensing partnership, with a pioneering developer of industrial automation technology, which gives WiLAN responsibility for licensing a patent portfolio with demonstrated license value.  Pursuant to the partnership agreement, WiLAN and its partner will share certain future revenues generated by granting new licenses to the patents in the portfolio.  All remaining terms of the partnership agreement are confidential.

“This portfolio has already generated license agreements worth many tens of millions of dollars, and key patents in the portfolio have been affirmed by multiple patent office actions,” said Jim Skippen, President & CEO, WiLAN.  “We are excited to have the opportunity to license this quality patent portfolio to the majority of the market that remains unlicensed.”

WiLAN believes that the patented technology is applicable to the interoperability of a wide range of industrial automation systems, including manufacturing robots, actuators and Computer Numerical Control (“CNC”) machines, as well as enterprise management software.

The new portfolio is one of over 40 portfolios that WiLAN has available for licensing.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “WiLAN and its partner will share certain future revenues generated by granting new licenses to the patents in the portfolio”, “to license this quality patent portfolio to the majority of the market that remains unlicensed” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its

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PRESS RELEASE

perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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